UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  February 9, 2010


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES


NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME


On 2 February 2010 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 2 February 2010 to 26 April 2010.


Since the announcement as of 2 February 2010, the following transactions have been made under the programme:


                        NUMBER OF               AVERAGE       TRANSACTION VALUE,
                           SHARES        PURCHASE PRICE                     DKK
2 February 2010           165,000              368.1829               60,750,179
3 February 2010            90,000              374.2699               33,684,291
4 February 2010            90,000              378.6587               34,079,283
5 February 2010            90,000              375.1000               33,759,000
ACCUMULATED UNDER
THE PROGRAMME             435,000                                    162,272,753


Transactions related to Novo Nordisk's incentive programmes have resulted in a net sale by Novo Nordisk of 1,381,775 B shares in the period from 2 February 2010 to 5 February 2010. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 31,191,170 treasury shares, corresponding to 5.0% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


Further information:


Media:                                            Investors:

Elin K Hansen                                     Klaus Bulow Davidsen
Tel: (+45) 4442 3450                              Tel: (+45) 4442 3176
ekh@novonordisk.com                               klda@novonordisk.com


                                                  Kasper Roseeuw Poulsen
                                                  Tel: (+45) 4442 4471
                                                  krop@novonordisk.com

In North America:                                 In North America:
Sean Clements                                     Hans Rommer
Tel: (+1) 609 514 8316                            Tel: (+1) 609 919 7937
secl@novonordisk.com                              hrmm@novonordisk.com


Company Announcement no 7 / 2010

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 9, 2010                          NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer